SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

DETAILED FINAL VOTING MAP

EXTRAORDINARY GENERAL MEETING

HELD ON JULY 28, 2023

São Paulo, July 28, 2023 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) (“Company”), in compliance with CVM Resolution No. 81/22, as amended, hereby disclose to its shareholders and the market the detailed final voting map which consolidates the voting instructions of both shareholders which voted through remote voting (boletim de voto a distância) and those during the Meeting, as computed at the Extraordinary General Meeting of the Company held on July 28, 2023, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position, as EXHIBIT I.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING MAP

EXTRAORDINARY GENERAL MEETING

HELD ON JULY 28, 2023

Resolutions
1	Approval of the Company’s new Long Term Incentive Plan, as per managements proposal.
2	Separate election of an alternate member of the Company’s Fiscal Council by holders of non-voting preferred shares or with restricted voting rights Paulo Roberto Bellantani Brandão

Description of the Resolution	CNPJ/CPF (first 5 digits)	Resolution Vote	Numbers of Shares
			(ON)¹	(PN)²
Extraordinary General Meeting
1	33000	APROVAL	212,426,952	-
	22606	APROVAL	226,334,622	-
	51447	APROVAL	1	-
	89351	REJECTION	4,600,000	-
	44364	REJECTION	5,000	-
2	55237	APROVAL	-	22,196,502
	55237	REJECTION	-	87,194
	55237	ABSTENTION	-	827,484
	89351	APROVAL	-	16,491,800
	40147	APROVAL	-	21,916
	23127	APROVAL	-	426,088
	21407	APROVAL	-	352,617
	11184	APROVAL	-	1,673
	13416	APROVAL	-	36,830
	12984	APROVAL	-	8,278
	70965	APROVAL	-	5,925
	20147	APROVAL	-	81,566
	76866	APROVAL	-	2,112
	18138	APROVAL	-	18,976
	10263	APROVAL	-	56,831
	28872	APROVAL	-	24,764
	60699	APROVAL	-	15,061
	37347	APROVAL	-	91,394
	19388	APROVAL	-	47,096
	33700	APROVAL	-	93,307
	14416	APROVAL	-	82,581
	42332	APROVAL	-	21,975
	47518	APROVAL	-	23,856
	35726	APROVAL	-	11,700
	39332	APROVAL	-	97
	44364	APROVAL	-	5,500
	54791	APROVAL	-	333,800
	54797	APROVAL	-	306,613
	58387	APROVAL	-	24,477
	58390	APROVAL	-	27,070
	58390	APROVAL	-	120,467
	58392	APROVAL	-	3,000
	58394	APROVAL	-	161,955
	58396	APROVAL	-	10,261,142
	58397	APROVAL	-	-

58399	APROVAL	-	22,754
58400	APROVAL	-	28,900
58400	APROVAL	-	202,239
58401	APROVAL	-	440,710
59868	APROVAL	-	2,300
59871	APROVAL	-	142,335
59873	APROVAL	-	1,547
59874	APROVAL	-	54,177
62390	APROVAL	-	229,719
71409	APROVAL	-	181,638
72087	APROVAL	-	14,100
72372	APROVAL	-	257,108
72473	APROVAL	-	41,200
74963	APROVAL	-	30,700
74963	APROVAL	-	121,162
75166	APROVAL	-	8,464
78892	APROVAL	-	40,900
87318	APROVAL	-	3,500
87889	APROVAL	-	-
90633	APROVAL	-	343,109
91457	APROVAL	-	1,055,698
94700	APROVAL	-	7,700
95596	APROVAL	-	96,180
96275	APROVAL	-	178,776
10205	APROVAL	-	351
10263	APROVAL	-	25,721
10492	APROVAL	-	542,363
10916	APROVAL	-	241,103
11100	APROVAL	-	261,001
11311	APROVAL	-	114,081
11324	APROVAL	-	7,300
11458	APROVAL	-	17,436
11729	APROVAL	-	16,400
12094	APROVAL	-	45,900
12120	APROVAL	-	48,400
13562	APROVAL	-	183,937
14204	APROVAL	-	94,766
14258	APROVAL	-	41
14494	APROVAL	-	8,451
14541	APROVAL	-	104,200
14588	APROVAL	-	-
16878	APROVAL	-	4,900
17718	APROVAL	-	339,377
17797	APROVAL	-	162,823

18407	APROVAL	-	139,377
18830	APROVAL	-	2,800
19530	APROVAL	-	5,938
20813	APROVAL	-	271,140
20849	APROVAL	-	600
21477	APROVAL	-	242,688
22360	APROVAL	-	7,800
22403	APROVAL	-	89,695
22410	APROVAL	-	352,505
22420	APROVAL	-	71,740
23041	APROVAL	-	23,857
23442	APROVAL	-	19,562
23847	APROVAL	-	-
23847	APROVAL	-	115,000
24569	APROVAL	-	931
24676	APROVAL	-	133,928
24849	APROVAL	-	247,527
25271	APROVAL	-	14,402
25271	APROVAL	-	32,070
26160	APROVAL	-	4,100
26301	APROVAL	-	58,100
26311	APROVAL	-	4,100
26431	APROVAL	-	235,769
26784	APROVAL	-	3,600
27222	APROVAL	-	12,020
27624	APROVAL	-	27,143
27714	APROVAL	-	91,095
27778	APROVAL	-	21,590
27866	APROVAL	-	9,427
27866	APROVAL	-	29,764
27866	APROVAL	-	21,635
27866	APROVAL	-	10,122
27866	APROVAL	-	41,686
27866	APROVAL	-	1,961
28038	APROVAL	-	99,272
28394	APROVAL	-	14,300
28979	APROVAL	-	100
28990	APROVAL	-	57,600
29322	APROVAL	-	1,887,969
30066	APROVAL	-	70,472
30254	APROVAL	-	14,994
30855	APROVAL	-	8,100
30855	APROVAL	-	16,800
31477	APROVAL	-	57,338

31577	APROVAL	-	16,800
31751	APROVAL	-	406,429
31914	APROVAL	-	2,600
32106	APROVAL	-	2,750
32329	APROVAL	-	109,836
33580	APROVAL	-	10,700
33968	APROVAL	-	18,810
34825	APROVAL	-	765
35693	APROVAL	-	1,133,500
36018	APROVAL	-	66,817
37259	APROVAL	-	1,699,127
37806	APROVAL	-	1,513
38756	APROVAL	-	20,000
41063	APROVAL	-	30,000
41222	APROVAL	-	66,800
41286	APROVAL	-	22,284
41941	APROVAL	-	1,113
42887	APROVAL	-	600
43068	APROVAL	-	305,380
43105	APROVAL	-	96,124
44602	APROVAL	-	3,294
45919	APROVAL	-	60,159
46964	APROVAL	-	4,900
46981	APROVAL	-	1,006
48123	APROVAL	-	4,070
48429	APROVAL	-	2,100
49444	APROVAL	-	13,992
97539	APROVAL	-	287,214
97539	APROVAL	-	202,738
97540	APROVAL	-	466,164
97540	APROVAL	-	214,096
97540	APROVAL	-	2,134,883

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN shares are class A preferred shares issued by the Company, which have voting rights solely and exclusively in the resolution for the election of an alternate member of the Fiscal Council to replace the member elected separately at the Annual and Extraordinary General Meeting held on April 26, 2023, pursuant to article 161, paragraph 4, item “a” of the Brazilian Corporate Law. Does not consider shares held in treasury.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.